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August 20, 2021

VIA EDGAR AND HAND DELIVERY

SPORTRADAR GROUP AG HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel
Matthew Derby
David Edgar
Kathleen Collins

Re:	Sportradar Group AG

Registration Statement on Form F-1 (File No.: 333-258882)

Ladies and Gentlemen:

On behalf of Sportradar Group AG (the “Company”), we hereby submit the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for its initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form F-1 (File No. 333-258882) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

The Company expects to have a price range of $[***] to $[***] per share for the IPO. Based on the midpoint of the price range set forth above, it is currently anticipated that the Company will sell shares with an aggregate value of approximately $[***] ($[***] inclusive of the 15% over-allotment). The aforementioned range and offering size assumes a total enterprise value for the Company between $[***] and $[***].

August 20, 2021

As previously disclosed to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in letters dated May 7, 2021, June 17, 2021 and July 22, 2021, the Company issued awards under both its Management Participation Program (the “MPP”) and Phantom Option Plan (the “POP”) during fiscal 2020 and to date in fiscal 2021.

The fair value of the share awards issued under the MPP and POP during 2020 was based on the price determined for the Company’s shares from an arms-length share transaction between unrelated parties that occurred during 2020, specifically, the transaction where Radcliff SR I LLC purchased an interest in the Company from EQT in September 2020. The total enterprise value of Sportradar Holding AG based on the Radcliff transaction was €[***].

Sportradar Holding AG valuation (EUR)	€[***]
Number of outstanding Sportradar Holding AG ordinary shares and participation certificates in 2020	[***]
Value per Sportradar Holding AG share (EUR)	€[***]
Conversion ratio from Sportradar Holding AG to Sportradar Group AG (1 / [***]x)(2)	[***]
Value per Sportradar Group AG share (EUR)	€[***]
Value per Sportradar Group AG share (USD)(1)	$[***]

(1)

For the convenience of the Staff, translations from Euros into U.S. dollars are being provided at the rate of €1.00 to $1.18, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021.

(2)	The conversion ratio was determined by dividing the pre-IPO fair value per Sportradar Holding AG share by the midpoint of the expected price range of $[***] to $[***].

The fair value of the share awards issued under the MPP during 2021 was based on a bona fide offer received by the Company from a special purpose acquisition company in June 2021. Such offer was the result of arms’ length negotiations between the Company and such special purpose acquisition company in relation to a potential merger of the two companies. The special purpose acquisition company made an offer based on enterprise value of the Company of between $[***] to $[***] U.S. dollars. To determine the fair value of the share awards, the Company used an average of the range described above. The average of the range was used as this was determined to be management’s best estimate of the enterprise value of the Company.

Sportradar Holding AG valuation (USD)	$[***]
Number of outstanding Sportradar Holding AG ordinary shares and participation certificates in the half year of 2021	[***]
Value per Sportradar Holding AG share (USD)	$[***]
Conversion ratio from Sportradar Holding AG to Sportradar Group AG (1 / [***]x)(1)	[***]
Value per Sportradar Group AG share (USD)	$[***]

(1)	The conversion ratio was determined by dividing the pre-IPO fair value per Sportradar Holding AG share by the midpoint of the expected price range of $[***] to $[***].

The Company seeks confirmation from the Staff of the Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about September 7, 2021.

August 20, 2021

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * * *

Please advise us if we can provide any further information to facilitate your review. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	(via email)

Carsten Koerl, Sportradar Group AG

Alexander Gersh, Sportradar Group AG

Lynn McCreary, Sportradar Group AG

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